Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

Not for dissemination in the united states

Toronto, Canada - May 8, 2019 - Gentor Resources Inc. (the "Company") (TSX-V - "GNT") announces that, further to its March 25, 2019 press release, it has closed a non-brokered private placement of 5,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$250,000.  The Company intends to use the proceeds from this financing for general corporate purposes.  Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased 3,000,000 of the Offered Shares.

The Offered Shares are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Not for distribution to U.S. newswire services or for dissemination in the United States.  Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.